Melissa K. Rice, PA
Attorneys and Counselors at Law

July 14, 2006

Jeffrey Riedler, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:  MEDirect Latino, Inc.
Form 10 amendment
File No.: 0-51795

Dear Mr. Riedler:

We are in receipt of your correspondence dated May 19, 2006, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

FORM 10

Item 6. Executive Compensation

1. Mr. Talarico and Ms. Towsley did not forgive the Company’s obligations under the Service Agreements. The compensation was accrued and the amounts are reflected in our operating expenses. Please see the table under Executive Compensation.

Amendment 5 to Form 10

2.  The 10-Q for March 31, 2006 was filed.

Management’s Discussion and Analysis

Critical Accounting Policies

3.   Our billing system generates contractual adjustments based on government and third-party fee schedules for each product shipped; as a result estimates of contractual adjustments are not required. Revenues and receivables are booked net of contractual allowances on a product-by-product base. Revenue recognition is delayed for product shipments for which we have not yet received the required written documentation until the period in which the documentation is collected and verified. Please see Management’s Discussion and Analysis under Revenue Recognition for this discussion.

July 14, 2006
Page Two

4.  We believe our estimate of the allowance for doubtful accounts, although higher than industry standards, is justified because of our company’s youth, our demographics’ use of Medicare and their knowledge base. As our payer mix and demographic mature and become better educated in their medical choices, our minimum allowance will decrease. Please see Management’s Discussion and Analysis under Allowance for Doubtful Accounts for this discussion.

We have not written off any bad debts because initially we did not understand how the patient accounting system worked with the general ledger. As it is a DOS-based system, it took some time for the accounting staff to recognize the problem. Now that we understand how the software system is interfacing, we will continue to build the historical data that gives us the information we need for doubtful accounts and to write off monthly the bad debts over 150 days beginning with the new fiscal year.

The typical time it takes to collect from Medicare is 21 to 28 days, if each part of the process is exact. If a charge is initially rejected by Medicare it can generally take an extended period of time to investigate and resolve before payment is received. It can take up to 180 days to collect from some insurance companies and as little as 28 days with others.

Statement of Shareholders Deficit

5.  These founder’s shares were issued as partial payment for the preparation of the business plan for the company. Please see June 2005 financials, Note 8.

Note 5. Related Party Transactions

6.  Please see the June 2005 financials, Note 5, Related Party Transactions.

7. Please see the June 2005 financials, Statements of Operations.

Note 9. Stockholder’s Equity.

8. The notes and loans payable to stockholders in the amount of $711,968.00 which were converted into Series C preferred stock were converted under the terms of a note dated July 25, 2002.  To determine if an embedded beneficial conversion feature was present in the Series C preferred stock, the Company utilized the guidance provided in EITF 98-5.  In determining a beneficial conversion feature under EITF 98-5 paragraph 5, the embedded beneficial conversion feature present in convertible securities should be valued separately at issuance. It was concluded that no beneficial conversion feature existed when applying the provisions of EIFT 98-5.  Please see Management’s Discussion and Analysis under Preferred C Stock Conversion for this discussion.

July 14, 2006
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Financial Statements for the six months ended December 31, 2005 and 2004 (unaudited)

9. These statements have been updated as requested.

Direct Response Advertising.

10. The Company has at this time decided to forgo this discussion in order to proceed with our filing and not capitalize its expenses. You can find our treatment of advertising expenses in the interim financials (December 31) in Note 15, Note 11 and in the financials under Statement of Operations - Operating Expenses.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

By:	/s/ MELISSA K. RICE, P.A.
Melissa K. Rice For the Firm